Exhibit 12.1

DYNEX CAPITAL, INC.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(Amounts in thousands, except ratios)	2007		2006		2005		2004	2003

Fixed charges
Fixed charges	$20,095		$39,362		$62,506		$98,942	$113,244
Preferred dividend requirements	4,010		4,044		5,347		5,569	5,476
Total	$24,105		$43,406		$67,853		$104,511	$118,720

Earnings
Income (loss) from continuing operations	$8,899		$4,909		$9,585		$(3,375)	$(21,107)
Add:
Fixed charges, excluding preferred dividend requirements	20,095		39,362		62,506		98,942	113,244
Distributed income of equity method investee	1,125		–		–		–	–
Less:
Equity in income (loss) of equity method investee	709		(852)		–		–	–
Total	$29,410		$45,123		$72,091		$95,567	$92,137

Ratio of earnings to fixed charges and preferred dividends	1.22	x	1.04	x	1.06	x

Deficiency of earnings							$8,944	$26,583